Filed pursuant to Rule 424(b)(3)
Registration No. 333-201176

PROSPECTUS SUPPLEMENT NO. 1

To Prospectus dated December 31, 2014

Eleven Biotherapeutics, Inc.

2,615,520 Shares of Common Stock

This prospectus supplement no. 1 supplements the prospectus dated December 31, 2014, relating to the resale by the selling stockholders identified in the prospectus of up to 1,743,680 shares of our common stock that we sold to the selling stockholders and 871,840 shares of common stock that are issuable upon the exercise of outstanding warrants to purchase our common stock issued to the selling stockholders in connection with a private placement completed on December 2, 2014. We will not receive any proceeds from the sale of these shares by the selling stockholders.

This prospectus supplement incorporates into our prospectus the information contained in our attached current report on Form 8-K, which was filed with the Securities and Exchange Commission on January 22, 2015.

You should read this prospectus supplement in conjunction with the prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any supplements and amendments thereto.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 11 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 22, 2015.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 20, 2015

ELEVEN BIOTHERAPEUTICS, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-36296	26-2025616
(State or Other Jurisdiction of Incorporation	(Commission File Number)	(IRS Employer Identification No.)

215 First Street, Suite 400 Cambridge, MA	02142
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (617) 871-9911

None

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements Certain Officers (d)

On January 20, 2015, the Board of Directors (the “Board”) of Eleven Biotherapeutics, Inc., a Delaware corporation (the “Company”), following the recommendation of the Nominating and Corporate Governance Committee of the Board, elected Mr. Barry Gertz and Dr. Jay Duker to fill vacancies on the Board. The elections were effective as of January 20, 2015. Mr. Gertz was designated as a Class I member of the Board to serve until the 2015 annual meeting of the stockholders of the Company and thereafter until his successor has been duly elected and qualified, or until his earlier death, resignation or removal. Dr. Duker was designated as a Class II member of the Board to serve until the 2016 annual meeting of the stockholders of the Company and thereafter until his successor has been duly elected and qualified, or until his earlier death, resignation or removal.

There are no arrangements or understandings between Mr. Gertz and any other person pursuant to which he was elected as a director. There are no arrangements or understandings between Dr. Duker and any other person pursuant to which he was elected as a director. There are no transactions in which Mr. Gertz or Dr. Duker has an interest requiring disclosure under Item 404(a) of Regulation S-K of the Securities Act of 1933, as amended (the “Securities Act”). Mr. Gertz and Dr. Duker will be compensated in the same manner as the Company’s other non-employee directors. Information concerning the current compensation of the Company’s directors is set forth in the Company’s annual report on Form 10-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 31, 2014. Accordingly, Mr. Gertz and Dr. Duker each received, upon their election to the Board, an option to purchase 16,143 shares of common stock of the Company at an exercise price of $11.85 per share.

In connection with their elections, Mr. Gertz and Dr. Duker will each enter into the Company’s standard form of Indemnification Agreement, a copy of which was filed as Exhibit 10.12 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-193131) filed with the SEC on January 23, 2014. Pursuant to the terms of this agreement, the Company may be required, among other things, to indemnify each of Mr. Gertz and Dr. Duker for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by each of them in any action or proceeding arising out of each of their service as of the Company’s directors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ELEVEN BIOTHERAPEUTICS, INC.

Date: January 22, 2015	By:	/s/ Abbie C. Celniker
Abbie C. Celniker, Ph.D. President & Chief Executive Officer